February 27, 2025

Joshua Goldstein
General Counsel and Secretary
Masterworks Vault 2, LLC
225 Liberty Street, 29th Floor
New York, New York 10281

       Re: Masterworks Vault 2, LLC
           Post-Qualification Amendment No. 13 to Offering Statement on Form
1-A
           Filed February 12, 2025
           File No. 024-12271
Dear Joshua Goldstein:

       We have reviewed your amendment and have the following comment(s).

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Post-Qualification Amendment No. 13 to Offering Statement on Form 1-A
General

1. We note your disclosure regarding the Masterworks Artist Market Index, including the description of the index that states: "[t]he index incorporates estimated current prices for a work sold historically based on human input from internal Masterworks and external art market experts..." Please add a risk factor disclosing the potential risks associated with internal Masterworks input of data used for estimating current prices, including potential conflicts of interest.
2. We note that the Masterworks Artist Market Index involves "machine learning categorization trained on human input" in determining current prices for a work sold historically. Please clarify whether this machine learning categorization leverages artificial intelligence.
3. We note your disclosure on page 50 stating that you "cannot make any determination or representation that any of the data or metrics presented for any Artwork or artist is useful in determining the present or future value of such Artwork." This statement seems potentially inconsistent with your disclosure on page 51 that you will only
 February 27, 2025
Page 2

       present the Masterworks Artist Market Index "for artists for which we have reasonable confidence that the artist market index is statistically meaningful." To provide clarification to investors, please address whether your reasonable confidence that the artist market index is statistically meaningful is also a determination or representation that the metric is useful in determining the value of the Artwork.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Alyssa Wall at 202-551-8106 or Dietrich King at 202-551-8071 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services